UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13G/A

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 7)*

                            CODORUS VALLEY BANCORP, INC.
                                  (Name of Issuer)

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                          (Title of Class of Securities)

                                 192-025-10-4
                                (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 192-025-10-4
                                   13G

1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT
     SERVICES DIVISION

2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*   (a)________
                                                       (b)________
     NOT APPLICABLE

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     COMMONWEALTH OF PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          5.    SOLE VOTING POWER           187,464
          6.    SHARED VOTING POWER         22,583
          7.    SOLE DISPOSITIVE POWER      177,395
          8.    SHARED DISPOSITIVE POWER    65,362

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               242,757

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW   (9)   EXCLUDES
     CERTAIN SHARES*

     NOT APPLICABLE

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.0%

12.  TYPE OF REPORTING PERSON*

     BK*

*BANK TRUST DEPARTMENT
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Reporting Person
                                 SCHEDULE 13G

Filed by:      PeoplesBank, A Codorus Valley Company, Trust and Investment
               Services Division

With:          Securities and Exchange Commission
               Washington, D.C. 20549

Calendar Year: 2000
Covered

Item 1 (a)     Name of Issuer:
               Codorus Valley Bancorp, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:
               105 Leader Heights Road
               P. O. Box 2887
               York, PA 17405-2887

Item 2 (a)     Name of Person Filing:
               PeoplesBank, A Codorus Valley Company, Trust and Investment
               Services Division

Item 2 (b)     Address of Principal Business Office or, if none, Residence:
               One Manchester Street
               P. O. Box 67
               Glen Rock, PA 17327

Item 2 (c)     Citizenship:
               Commonwealth of Pennsylvania

Item 2 (d)     Title of Class of Securities:
               Common Stock, par value $2.50 per share

Item 2 (e)     Cusip Number:
               192-025-10-4

Item 3: If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) (c), check whether the person filing is a:

     (a)   ____Broker or dealer registered under Section 15 of the Act.
     (b)    XX Bank as defined in Section 3 (a) (6) of the Act.
     (c)   ____ Insurance Company as defined in Section 3 (a) (19) of the Act.
     (d)   ____Investment Company registered under Section 8 of the Investment
                Company Act of 1940.
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     (e)   ____Investment adviser in accordance with Section 240.13d-1(b)(1)
               (ii)(E).

     (f)  ____Employee benefit plan, or endowment fund in accordance with
              Section 240.13d-1 (b)(1)(ii) (F).

     (g)  ____Parent holding company or central person in accordance with
              Section 240.13d-1(b)(1)(ii) (G).

     (h) ____Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) ____Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

Item 4         Ownership (as of December 31, 2000):

     (a)  Amount Beneficially owned:
          242,757 shares of Common Stock, par value $2.50 per share.

     (b)  Percent of Class:10.0%

     (c)  Number of Shares as to which such person has:
          (i)   Sole power to vote or to direct the vote: 187,464
          (ii)  Shared power to vote or to direct the vote: 22,583
          (iii) Sole power to dispose or to direct the disposition of: 177,395
          (iv)  Shared power to dispose or to direct the disposition of: 65,362

Item 5    Ownership of 5% or less of a Class:
               Not Applicable

Item 6    Ownership of More than 5% on Behalf of Another Person:
          177,395 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank,
          A Codorus Valley Company, Trust and Investment Services Division in its fiduciary capacity; the Trust and Investment Services
          Division has sole voting and dispositive power over these shares. 42,779 shares of the issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company held by PeoplesBank, A
          Codorus Valley Company, Trust and Investment Services Division in
          one Trust account which provides for the Bank to exercise shared dispositive power; the individual trustee has sole voting power over these shares. 10,069 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise sole voting power; the Trust and Investment Services Division has no dispositive power over these shares. 22,583 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in one trust account which provides for the Bank to exercise shared voting power and shared dispositive power over these shares.
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Item 7    Identification and Classification of the Subsidiary, which acquired the security being reported on by the parent holding company:
               Not Applicable

Item 8    Identification and Classification of Members of the Group:
               Not Applicable

Item 9    Notice of Dissolution of Group:
               Not Applicable

Item 10        Certification:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     2/2/01        /s/ Stephanie R. Covahey
                        Stephanie R. Covahey
                        Vice President
                        PeoplesBank, A Codorus Valley Company
                        Trust and Investment Services Division

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